Exhibit 99.1

C$ unless otherwise stated	TSX/NYSE/PSE: MFC	SEHK:945
For Immediate Release
June 21, 2013

Manulife Financial Corporation completes Preferred Share offering

TORONTO – Manulife Financial Corporation (“Manulife”) today announced that it has completed its offering of 8 million Non-cumulative Rate Reset Class 1 Shares Series 13 (the “Series 13 Preferred Shares”) at a price of $25 per share to raise gross proceeds of $200 million.

The offering was underwritten by a syndicate of investment dealers co-led by Scotia Capital Inc. and RBC Capital Markets. The Series 13 Preferred Shares commence trading on the Toronto Stock Exchange today under the ticker symbol MFC.PR.K.

The Series 13 Preferred Shares were issued under a prospectus supplement dated June 17, 2013 to Manulife’s short form base shelf prospectus dated July 18, 2012.

The Series 13 Preferred Shares have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife Financial

Manulife Financial is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. Clients look to Manulife for strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions. Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. We also provide asset management services to institutional customers. Funds under management by Manulife Financial and its subsidiaries were C$555 billion (US$547 billion) as at March 31, 2013. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife Financial can be found on the Internet at manulife.com.

Media inquiries:	Investor Relations:
Sean B. Pasternak	Steven Moore
Manulife Financial	Manulife Financial
416-852-2745	416-926-6495
sean_pasternak@manulife.com	steven_moore@manulife.com

Anique Asher
Manulife Financial
416-852-9580
anique_asher@manulife.com